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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.______)*

CDX.COM Incorporated

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

125130203

 (Cusip Number)

February 28, 2001

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        X☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 125130203

1.	Name of Reporting Person: Vikki C. Cook		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization:United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power 3,949,982

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 3,949,982

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,949,982

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.8%

12.	Type of Reporting Person: IN

CUSIP No
1.	Name of Reporting Person: ASFT, Inc.		I.R.S. Identification Nos. of above persons (entities only):65-0833123

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization:Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power 3,949,982

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 3,949,982

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,949,982

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.8%

12.	Type of Reporting Person: CO

Item 1(a).	Name of Issuer:
CDX. COM, Inc., a Colorado corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1 Richmond Square, #27
Providence, RI 02906

Item 2(a).	Name of Person Filing:
Vikki C. Cook (“Cook”), an individual US citizen, whose address is 7701 Iguana Drive, Sarasota, Florida 34241

Ms. Cook is the President and sole Shareholder of ASFT, Inc.

ASFT, Inc.  (“ASFT”), a Florida corporation whose principal executive offices are 7701 Iguana Drive, Sarasota, Florida  34241.

This Schedule 13D is jointly filed by the above-named persons.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
7701 Iguana Drive
Sarasota, Florida, 34241

Item 2(c).	Citizenship:

Item 2(d).	Title of Class of Securities:
The class of equity securities to which this statement on Schedule 13D relates is the Company’s Common Stock, par value $.01 per share.

Item 2(e).	CUSIP Number: 125130203

Item 3.	If this Statement is Filed Pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: Each reporting person may be deemed the beneficial owner of 3,949,982 shares of Common Stock held outright by ASFT.

(b)	Percent of class:	9.8% based upon 40,000,000 shares outstanding

(c)	Number of shares as to which the person has: Vikki C. Cook
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or direct the vote: 3,949,982

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:	3,949,982

 ASFT, Inc.

(i)  Sole power to vote or to direct the vote:   0

(ii)Shared power to vote or direct the vote:  3,949,982

(iii)Sole power to dispose or to direct the disposition:  0

(iv)Shared power to dispose or to direct the disposition:  3,949,982

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable
Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 21, 2005

/s/ Vikki Cook

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